UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated March 10, 2014: Ocean Rig UDW Inc. Announces Commencement of Tender Offer for 9.5% Senior Unsecured Callable Notes Due 2016.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: March 11, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR
9.5% SENIOR UNSECURED CALLABLE NOTES DUE 2016

Nicosia, Cyprus – March 10, 2014 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, today announced that it has commenced a cash tender offer for any and all of its currently outstanding 9.5% Senior Unsecured Callable Notes due 2016 (the “Notes”) on the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated March 10, 2014 (the “Statement”).

The tender offer will expire at 12:01 a.m., New York City time, on April 7, 2014, unless extended or earlier terminated by the Company (such date and time, as the same may be extended or earlier terminated, the “Expiration Time”).  The Company reserves the right to terminate, withdraw or amend the tender offer at any time subject to applicable law.

Certain information regarding the Notes and the terms of the tender offer are summarized in the table below:

Title of Security	ISIN Number	Principal Amount Outstanding	Total Consideration(1)(2)	Early Tender Payment(1)	Tender Offer Consideration(1)(2)
9.5% Senior Unsecured Callable Notes due 2016	ISIN NO001060762.5	$500,000,000	$105,375	$3,000	$102,375

(1)

Per $100,000 principal amount of Notes that are accepted for purchase.

(2)

Excludes accrued and unpaid interest up to, but excluding the applicable settlement date, which will be paid in addition to the Tender Offer Consideration or Total Consideration, as applicable.

The “Total Consideration” for the Notes as set forth in the table above includes an Early Tender Payment of $3,000 per $100,000 principal amount of Notes.  The Early Tender Payment is payable in respect of Notes validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on March 21, 2014, unless extended or earlier terminated by the Company (such date and time, as the same may be extended or earlier terminated, the “Early Tender Deadline”), and accepted for purchase.  The Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration.” Notes validly tendered after the Early Tender Deadline and at or prior to the Expiration Time that are accepted for purchase will be eligible to receive only the Tender Offer Consideration, and not the Early Tender Payment.  In addition to the Total Consideration or the Tender Offer Consideration, as the case may be, Notes accepted for purchase will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date such Notes are purchased.

Notes tendered in the tender offer may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on March 21, 2014, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Withdrawal Deadline”).  Notes tendered after the Withdrawal Deadline may not be withdrawn.

At any time after the Early Tender Deadline and before the Expiration Time, the Company may elect to accept for purchase any Notes then validly tendered and not subsequently withdrawn (such date and time of acceptance, the “Early Acceptance Time”), on the terms of and subject to the conditions to the tender offer.  Payment for any Notes so accepted will be made promptly following the Early Acceptance Time, which is currently expected to occur on March 26, 2014, subject to all conditions to the tender offer having been satisfied or waived by the Company.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities with respect to the Notes. The tender offer is only being made pursuant to the terms of the Statement and the related Letter of Transmittal dated March 10, 2014.

The complete terms and conditions of the tender offer are set forth in the Statement that is being sent to holders of the Notes. Holders are urged to read the tender offer documents carefully before making any decision with respect to the tender offer. Holders of Notes must make their own decisions as to whether to tender their Notes, and if they decide to do so, the principal amount of the Notes to tender.

The Company has engaged Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. as Dealer Managers for the tender offer. Questions and requests for assistance regarding the tender offer should be directed to Credit Suisse Securities (USA) LLC at (212) 325-2476 (collect) or (800) 820-1653 (toll free) or Deutsche Bank Securities Inc. at (212) 250-7527 (collect) or (855) 287-1922 (toll free). Requests for copies of the Statement or other tender offer materials may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer via phone at (800) 549-6650 (toll free) or (212) 269-5550 (collect), or +44 (0)20 7920 9700, or via email at oceanrig@dfking.com.

In addition, the Company has engaged Nordea Bank Norge ASA as the Settlement and Receiving Agent for the tender offer.

None of the Company, the Dealer Managers, the Information Agent, the Settlement and Receiving Agent or any other person makes any recommendation as to whether holders of Notes should tender their Notes, and no one has been authorized to make such a recommendation.

About Ocean Rig UDW Inc.:

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 11 offshore ultra deepwater drilling units, comprised of two ultra deepwater semisubmersible drilling rigs and nine ultra deepwater drillships, one of which is scheduled to be delivered to the Company during 2014 and two of which are scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”  Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statements:

This press release contains forward-looking statements that relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) our ability to complete the tender offer and satisfy the conditions to the tender offer; (ii) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and comply with our loan covenants; (ix) our ability to successfully employ our drilling units; (x) our capital expenditures, including the timing and cost of completion of capital projects; and (xi) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com